VMH VideoMovieHouse.Com Inc.

14 -24268 Manufacturer's Way
Abbotsford, B.C. V2S 7M1
Tel: (604) 852-1806
Fax: (604) 852-1532

September 5, 2005

Securities and Exchange Commission
Washington DC 20549-0305

ATTN : Michael Fay

RE:	VMH Videomoviehouse.com Inc
Form 10-KSB - June 30, 2004
Form 10-QSB - March 31, 2005
Your file # 333-70836

Dear Sir:

In response to your letter dated June 1, 2005 and subsequent discussions, please accept the following comments.

1.       Filings for June 30, 2005 - 10 K will disclose the information required

2,3,4. Filings 10 Q for September 30, 2004 and December31, 2004 are being revised and re-filed to reflect the all items concerning foreign currency

5-8.   see my comments previously submitted on July 16 (copy attached)

Yours truly,

/s/ Steve Gaspar
Steve Gaspar
President